Mail Stop 6010

August 25, 2006

Helen W. Cornell
Chief Financial Officer
Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, IL 62305

      Re: Gardner Denver, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 15, 2006
              File No. 001-13215

Dear Ms. Cornell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant